[K&LNG Letterhead]

September 28, 2005

Shoshannah D. Katz

310.552.5540
Fax:  310.552.5001
skatz@klng.com

Via Edgar and Fed Ex

Office of Emerging Growth Companies Securities and Exchange Commission 450 5th Street, N.W. Washington, D.C. 20549-0303 Attn: John Reynolds

Re:	Rokwader, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File Number: 333-125314
Filed July 28, 2005

Dear Mr. Reynolds:

On behalf of Rokwader, Inc. (the “Company”), we hereby transmit for filing Amendment No. 2 to the Form SB-2 filed May 27, 2005 (“Amendment No. 2”). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 2, marked to show changes and additions from Amendment No. 1 to the Form SB-2, filed July 28, 2005 (“Amendment No. 1”). We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated September 2, 2005, in respect of the above-referenced filing. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 2.

Prospectus Cover Page

1.	As requested in prior comment four in our letter dated June 30, 2005, please disclose any minimum purchase requirements as required by Item 501(a)(9)(iii) of Regulation S-B.

Response: Further to the request of the Staff, Amendment No. 2 explicitly notes the lack of minimum purchase requirement on the prospectus cover page and under “Plan of Distribution.”

Office of Emerging Growth Companies
Securities and Exchange Commission
September 28, 2005

2.
Please explain the statement that the offering price of $1 “is only an estimate of market value” when there is no market value for your securities and does not appear to be a basis for estimating market value.

Response: Further to the request of the Staff, the disclosure now indicates that the offering price of $1.00 is an arbitrary determination of the market price, consistent with the disclosure under “Proposed Business - Determination of Offering Price.”

Limited State Registration, page 2

3.
Please explain the disclosure in the second paragraph regarding resales after completion of an acquisition and release of securities from escrow being limited to those states allowing transactions in shares of a blank-check company. After completion of the offering and release of these securities from escrow, the company will no longer be a blank check company.

Response: Further to the request of the Staff, the Company has reorganized this disclosure to clarify the impact of limited state registration on initial issuer sales and on any secondary sales after the release of the securities from escrow. Although the Company may no longer be a “blank check” company pursuant to Rule 419 after the release of the securities from escrow and the closing of a business combination, an investor seeking to make a secondary sale of the Company’s securities may still need to find and rely upon an exemption from state registration applicable to such a sale of securities.

Risk Factors, page 4

4.
Please add a separate risk factor discussing the possibility that management may obtain in a potential business combination better terms than the remaining investors due to employment, consulting services, or board appointment opportunities. We note the last sentence in risk factor one. Please further expand the potential benefits that may result to management and discuss the impact this may have on the benefit to non-management investors. Also, this would appear to contradict the disclosure in risk factor 11 that management is likely to resign after a business combination.

Response: The Company respectfully submits that an additional, separate risk factor is not necessary at this time. The directors and officers of Rokwader have informed the Company that they intend to resign upon the closing of a business combination and do not anticipate serving the post-combination entity as directors, officers, consultants or in any other compensated position(s). As a result, the Company has further clarified the directors’ intent to have no ongoing involvement in the post-acquisition company in risk factor 11.

Office of Emerging Growth Companies
Securities and Exchange Commission
September 28, 2005

Further, since the Company has not yet identified an acquisition candidate, it is not possible to expand upon what, if any, potential benefits may result to management as a result of positions with the surviving entity, if offered or required, or to discuss the impact this may have on the benefit(s) to non-management investors. As Messrs. Farar, Saderup and Turk have affirmed and clarified that they do not intend to remain involved in the surviving company and will seek to avoid such involvement being a term of any business combination, the Company has removed the last sentence of the first risk factor. The Company represents that if a potential conflict of interest based on an anticipated post-combination position arises, it will accurately disclose any related benefits and detriments in any post-effective amendment relating to a specific proposed business combination, and will adjust the disclosure in the first risk factor accordingly.

5.	We reissue prior comment 11 in our letter dated June 30, 2005. Risk factor 15 does not appear to be a material risk to investors and should be removed.

Response: Further to the request of the Staff, the Company has removed the risk factor in question.

Use of Proceeds, page 11

6.
Since the funds will only be released once a business combination has been completed, please explain the statement that once released from escrow the funds will be used to enable you to merge with or acquire an operating company. Do you mean that the proceeds will be used to pay the costs incurred in merging with or acquiring the operating company?

Response: Further to the request of the Staff, the Company has revised the disclosure to clarify its intent that the proceeds will be used to pay the costs incurred in merging with or acquiring the operating company.

7.
We note that the fees and expenses of this offering will be paid first from your treasury and then by your President, Mr. Farar. Please disclose in this section the expected amount of such fees and expenses ($100,000 as set forth in Part II) and your available cash balance as of the latest practicable date. See prior comment 17 in our letter dated June 30, 2005. In this regard, we note your response dated July 28, 2005 whereby you supplementally disclose that your cash balance was $54,475 as of June 30, 2005.

Response: Further to the request of the Staff, the Company has advised us that the offering expenses incurred as of September 15, 2005 were $66,748 and the available cash balance as of the date was $34,492. The Company revised the disclosure to reflect the total anticipated offering expenses, expenses incurred thus far, and the available cash balance.

Office of Emerging Growth Companies
Securities and Exchange Commission
September 28, 2005

8.
We reissue prior comment 16 in our letter dated June 30, 2005. The current disclosure states that you “do not intend to request the release of funds.” Reconcile with your supplemental response to our prior comment that indicated you will not request the release of such funds.

Response: Further to the request of the Staff, the disclosure in Amendment No. 2 now clearly indicates that the company will not request the release of such funds.

9.
We also note that Mr. Farar has orally agreed to advance such funds. As requested in prior comment 17 in our letter dated June 30, 2005, the disclosure should address the enforceability of this oral agreement given the likelihood that advancement of funds by Mr. Farar will be required.

Response: Although the Company believes that the oral agreement would be enforceable, Mr. Farar offered to execute a written agreement regarding the advancement of funds. The disclosure now reflects the terms of written agreement, which provides for an advancement of funds up to $50,000 to cover such expenses. The Company has filed the agreement to advance funds as Exhibit 10.2 with Amendment No. 2.

Management, page 19

10.
Management’s involvement in shell companies, past and present, should be disclosed in this section if within the past five years. We note the disclosure in the risk factors section. Furthermore, your supplemental response to prior comment 25 in our letter dated June 30, 2005 should be included in this section under a caption labeled prior shell company experience. Consider including a prior performance table.

Response: Further to the request of the Staff, the Company added a subsection labeled “Prior Shell Company Experience,” detailing Mr. Farar’s and Mr. Saderup’s involvement with shell companies within the past five years. Mr. Turk has advised the Company that he has no prior shell company experience.

Office of Emerging Growth Companies
Securities and Exchange Commission
September 28, 2005

11.
We reissue prior comment 26 in our letter dated June 30, 2005. For each employment experience listed in this section include the beginning and ending dates of employment, giving both the month and year.

Response: Further to the request of the Staff, the management biographies now provide the month and year each employment experience began.

Market for Common Stock, page 21

12.
We reissue prior comment 30 in our letter dated June 30, 2005. In light of the fact that your potential business acquisition target is not known and the disclosure that you may acquire a development stage company that has a limited operating history or assets, please remove the discussion that you plan to enter into a business combination that would allow your securities to trade without the penny stock limitations.

Response: Further to the request of the Staff, the Company removed the discussion of management’s intention to enter into a business combination that would allow the Company to trade without penny stock limitations.

Where You Can Find More Information, page 27

13.	Please note the Commission’s new address:

100 F Street, NE
Washington, DC 20549

Response: The disclosure now includes the updated address.

Financial Statements

14.	You attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

Response: Further to the request of the Staff, Amendment No. 2 includes updated financial statements as of and for the period ending June 30, 2005, and a currently dated consent of Stonefield Josephson, Inc.

Office of Emerging Growth Companies
Securities and Exchange Commission
September 28, 2005

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark A. Klein at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,

/s/ Shoshannah D. Katz

Shoshannah D. Katz

cc:	Yale Farar, Rokwader, Inc.